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NEWS RELEASE

NR09-04

February 12, 2009

Dorato Announces Highly Anomalous Copper-Gold Geochemistry

Values up to 1.24% Copper, 0.53 g/t Gold and 165 g/t Silver

Supports Cobrecon Geophysical Anomaly

Confirms High-Priority Bulk Tonnage Porphyry Target

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce receipt of positive copper-gold geochemical results from Minera Afrodita, relating to the large, high-priority Cobrecon geophysical target (described in previous News Releases NR09-02 and -03).  Results have returned highly-anomalous rock samples ranging from below detection to 0.53 g/t gold and from below detection to 1.24% copper.  Molybdenum was visible in select rock samples, and returned assays from below detection to 0.049%.  The Cobrecon target is interpreted to be a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization.  Visible copper oxides and molybdenite have been noted from surface rock sampling and panned samples of stream sediments contain visible gold.  The total target area as presently defined is greater than 29 km2, suggesting that mineralization may be related to a nested metal-bearing porphyry cluster.

Cobrecon Geochemistry Details

Geochemical data from the Cobrecon Copper-Molybdenum-Gold target is presented on Figures 1, 2, 3 and 4.  Rock and stream sediment samples were routinely collected by Minera Afodita during prospecting south of the El Tambo target.  Gold results in Figure 1 are overlain on a regional geology map.  Copper, molybdenum and silver results in the other figures are overlain on the airborne electromagnetic map.

Results returned highly anomalous rock samples ranging from below detection up to 0.53 g/t gold, 1.24% copper, 0.049% molybdenum and 165 g/t silver (from 63 rock samples assayed). Stream sediment samples returned anomalies up to 0.142 % copper, with 68 of the 79 samples returning values greater than 100 ppm copper.  Gold values in stream sediment samples range from background to a high of 1.69 g/t gold.  Molybdenum in sediments peaked at 36 ppm, averaging 6.49ppm molybdenum.

Geological Context

The Cobrecon target area is underlain by the prospective igneous rocks of the Zamora Batholith, with the early to middle Jurassic volcanic rocks (andesites, dacites, rhyolites) of the Saraquillo Formation and the Oyotun Formation.  The latter Oyotun Formation in Peru is coincident with the Misahualli Volcanics unit in Ecuador, within which occurs the Fruta del Norte Deposit occurs.

The Cobrecon anomaly is interpreted to reflect a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization.  Visible copper oxides and molybdenite have been noted from surface rock sampling and panned samples of stream sediments contain visible gold.  The total target area as presently defined is greater than 29 km2, suggesting that mineralization may be related to a nested metal-bearing porphyry cluster.  The extent of the anomaly now reaches far beyond the limits of the geophysical anomaly, particularly to the west and southwest, where no geophysical data was collected.

Cordillera del Condor Mineralization

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Inca times.  On the Ecuador side of the border, historical small scale, but high-grade, gold production is reported to have exceeded 100,000 oz per year. Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of Kinross Gold Corporation’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold, plus inferred resources of 0.71 million contained ounces at 11.5 g/t gold).

In addition to being a major gold belt the Cordillera del Condor Belt is a prolific porphyry belt, well known for discoveries like Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (438 million measured & indicated tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; and an inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold).

The El Hito Copper-Molybdenum Porphyry, located in Ecuador, is located less than 3 kilometres west of the Cobrecon Target.  The El Hito mineralized system is located to the west of the watershed that defines the Peruvian-Ecuadorian border – this is important as all erosion from this mineralization drains west and away from the Cobrecon anomaly.  In other words, all stream sediment anomalies in the Tambo Block are sourced from local mineralization on the property.

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, PGeo., Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by Dorato’s consulting geophysicist, Brian Williams, who checked data quality and completed a detailed interpretation of the data.  The geochemical results were reviewed by Tansy O’Connor-Parson’s, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru, for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato is a mineral exploration company focused on the emergent, world-class Cordillera del Condor Gold-Copper Belt in northwest Peru, adjacent to the Ecuadorian border.  The property represents the geological continuation of the prolific Ecuadorian territory, where world-class gold-bearing epithermal and copper-gold porphyry mineralization has been discovered and delineated.  Dorato, through a series of option agreements, now has the right to become the first mover on the Peruvian side of the Belt through a highly prospective and unexplored land package, exceeding 800 square kilometres in area.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Corporate Communications & Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward-looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made.  The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise